CRW FINANCIAL, INC.
                SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 24, 1996
                AND PROSPECTUS SUPPLEMENT DATED DECEMBER 5, 1996
                  RELATING TO 1,354,628 SHARES OF COMMON STOCK

                            Dated: February 19, 1997


                  The Prospectus Supplement dated December 5, 1996 is amended by deleting the text added thereby to the heading "THE COMPANY" and replacing it with the following text:

                  On February 2, 1997, the Company sold all assets of its accounts receivable management and debt collection division, including its wholly-owned subsidiaries Kaplan, CRW Texas, Inc. and CRW California, Inc. (collectively, the "Division"), to NCO Group, Inc. ("NCO") for a purchase price valued at approximately $12.8 million and consisting of (i) $3,750,000 in cash,
(ii) 345,178 shares of restricted NCO common stock, (iii) warrants to purchase 250,000 additional shares of restricted NCO common stock at an exercise price of $27.625 per share and (iv) assumption by restricted NCO of certain current liabilities of the Division. The purchase price for the Division was determined as a result of arm's length negotiations between the parties.

                  Subsequent to sale of the Division, the Company has three principal assets: (i) 6,162,130 shares of TeleSpectrum Worldwide Inc. ("TeleSpectrum") common stock, (ii) 345,178 shares of restricted NCO common stock and warrants to purchase 250,000 additional shares of restricted NCO common stock acquired in the foregoing sale, with respect to which the Company has certain registration rights, and which together represent approximately 8.1% of the currently outstanding shares of common stock of NCO and (iii) the Company's wholly-owned subsidiary, Casino Money Centers, Inc. ("CMC").

                  The Company currently anticipates that CMC may file a registration statement with the Securities and Exchange Commission at some time during the second calendar quarter of 1997 in order to permit the Company to effect a distribution of all CMC shares currently held by the Company to the Company's shareholders.

                  The sale of the Division and the planned distribution of CMC common stock to the Company's shareholders are intended to facilitate the Company's shareholders valuing their common stock in the Company based on the value of the Company's TeleSpectrum common stock, the value realized from the sale of the Division and the value which may be realized from the distribution of the CMC common stock. There can be no assurance, however, that the distribution of CMC common stock will occur, or even if it does occur, that the Company's shareholders could not have realized greater value from their shares of common stock in the Company if the sale of the Division and the distribution of CMC common stock had not occurred.